SUTHERLAND ASBILL & BRENNAN LETTERHEAD

April 29, 2009

VIA EDGAR

Ellen Sazzman, Esq.

U.S. Securities and Exchange Commission

Office of Insurance Products

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Transamerica Life Insurance Company Separate Account VUL-6
TransAccumulator® VUL II
Post-Effective Amendment No. 1 to the Registration Statement on Form N-6
(File Nos. 333-153764/811-10557)

Dear Ms. Sazzman:

On March 2, 2009, Transamerica Life Insurance Company Separate Account VUL-6 (the “Separate Account”) of Transamerica Life Insurance Company (“TLIC or the “Company”) filed the above-referenced post-effective amendment (“Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. On behalf of TLIC and the Separate Account, we are responding to the comments on this filing that the staff of the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) provided by telephone on April 16, 2009. For your convenience, each of those comments is set forth in full below, followed by the response to the comment. Also for your convenience, we have provided copies of the draft prospectus and statement of additional information (“SAI”) that are marked to show changes that TLIC proposes to make to the Amendment in response to the SEC staff’s comments and to update the disclosure. Please note that the page numbers in the comments below refer to the Amendment that you reviewed.

GENERAL COMMENTS

1.	Please confirm, supplementally, that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the Contract.

Ellen Sazzman, Esq.

April 29, 2009

Response: The contract names on the front cover of the prospectus for TransAccumulator® VUL II, and for the version of the contract sold before January 1, 2009, referred to as TransAccumulator ® VUL1 (both versions are referred to herein as the “Contract”), is and will continue to be the same as the EDGAR class identifiers associated with the two versions of the Contract.

2.	Please clarify, supplementally, whether there are any types of guarantees or support agreements with third parties to support any of TLIC’s guarantees under the Contract , or whether TLIC will be primarily responsible for paying out on any guarantees associated with the Contract.

Response: There are no guarantees or support agreements with third parties to support any of TLIC’s guarantees under the Contract. TLIC will be primarily responsible for paying out on any guarantees associated with these Contracts.

3.	Please incorporate disclosure along the following lines into the description of the general account found in the prospectus.

The general account is not segregated or insulated from the claims of the insurance company’s creditors. Investors look to the financial strength of the insurance company for its insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims-paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

Response: Disclosure along the lines noted above has been incorporated under the sub-heading “Financial Condition of the Company” in the section of the prospectus designated “TRANSAMERICA, THE FIXED ACCOUNT, THE SEPARATE ACCOUNT, AND THE PORTFOLIOS.”

4.	Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

1 The version of the Contract sold before January 1, 2009, referred to as TransAccumulator® VUL, used the 1980 Commissioners’ Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“1980 CSO Tables”) as the basis of computation of policy values. New sales of TransAccumulator® VUL ceased on January 1, 2009, and a 2001 CSO Table-compliant version of the product, referred to as TransAccumulator® VUL II, was introduced.

Ellen Sazzman, Esq.

April 29, 2009

Response: If the Company determines that it qualifies for and intends to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, the Company will include a statement to that effect in the post-effective amendment filed pursuant to rule 485(b) under the Securities Act of 1933.

Prospectus Comments

FEE TABLES

5.	Please provide (for review by the SEC staff) updated tables with total annual portfolio company operating expense information.

Response: TLIC has decided not to include in the May 1, 2009 post-effective amendment filing the optional table with more detailed total annual portfolio company operating expense information for each of the investment options available under the Contract.

UNIT VALUES

6.	In the second full paragraph on page 59, please clarify the consequences of a negative yield on the money market subaccount, and the impact of that yield on a policy owner.

Response: The disclosure has been revised as requested (see below) and moved to the description of the Transamerica Money Market Variable Portfolio under the sub-heading “The Portfolios” in the section of the prospectus designated “TRANSAMERICA, THE FIXED ACCOUNT, THE SEPARATE ACCOUNT, AND THE PORTFOLIOS.”

There can be no assurance that the Transamerica Money Market Variable Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the money market sub-account may become extremely low and could possibly be negative. You could lose money by investing in the money market sub-account.

APPENDIX C—SURRENDER PENALTY

7.

There is considerable overlap between the disclosure in this Appendix to the prospectus, and the disclosure regarding the Surrender Penalty in the “CHARGES AND DEDUCTIONS” section of the prospectus. Please confirm that the disclosure in the body of the prospectus and in Appendix C should be and are consistent. If the disclosure in both places should be consistent, then please revise the disclosure to eliminate

Ellen Sazzman, Esq.

April 29, 2009

redundancies. In addition, please be sure to capitalize any defined terms that are used in the disclosure.

Response: In response to your request for a more efficient presentation of disclosure about the Surrender Penalty, TLIC has consolidated the disclosure about the Surrender Penalty in the body of the prospectus and eliminated “APPENDIX C: SURRENDER PENALTY.” More specifically, the numerical examples from Appendix C have been moved to, and the narrative in Appendix C has been incorporated into—and, to the extent redundant, eliminated entirely from—the description of the Surrender Penalty in the body of the prospectus.

APPENDIX D—TRANSACCUMULATOR VUL

8.

Please provide more information (supplementally) about Appendix D and TransAccumulator® VUL. More specifically, what is the purpose of the first table in Appendix D? How is the placement of the fee table for TransAccumulator® VUL in Appendix D consistent with the Form N-6 requirements for the presentation of fee table information?

Response: Appendix D described the version of the Contract sold before January 1, 2009, referred to as TransAccumulator® VUL, which uses the 1980 Commissioners’ Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“1980 CSO Tables”) as the basis of computation of policy values. New sales of TransAccumulator® VUL ceased on January 1, 2009, and a 2001 CSO Table-compliant version of the Contract, referred to as TransAccumulator® VUL II, was introduced. TLIC, however, may still accept new premium payments from existing TransAccumulator® VUL contract owners.

Appendix D was developed to present information relevant to the TransAccumulator® VUL version of the Contract in a single place in the prospectus. Appendix D was intended to highlight differences between the two versions of the Contract—TransAccumulator® VUL and TransAccumulator® VUL II.

•	The first table provides an overview of the differences between the two versions of the Contract, and cross-references the corresponding prospectus disclosure for TransAccumulator® VUL II.
•

The fee table presents the fees and expenses under TransAccumulator® VUL, which is based upon 1980 CSO Table information—in contrast to the fees and charges of the 2001 CSO Table-compliant TransAccumulator® VUL II.

•	Appendix D also described two optional benefits that were available on TransAccumulator® VUL, but not on TransAccumulator® VUL II.

Ellen Sazzman, Esq.

April 29, 2009

We understand that the SEC staff has concerns about the prominence of the disclosure regarding the TransAccumulator® VUL version of the Contract. The SEC staff specifically questioned whether the placement of the fee table for TransAccumulator® VUL was consistent with the fee table requirements for Form N-6. In response to these concerns, TLIC has incorporated the information in Appendix D into the body of the prospectus, and eliminated Appendix D. More specifically, TLIC has moved the fee table for TransAccumulator® VUL so that it now follows the fee table for TransAccumulator® VUL II, consistent with the Form N-6 requirements about the placement of the fee table in the prospectus. The revised fee table presentation includes an explanation of the two sets of fee tables presented, and each set of fee tables is clearly marked to reflect the version of the Contract to which it applies. In addition, the disclosure in the body of the prospectus has been revised to incorporate the information in the chart comparing the two versions of the Contract. The differences between TransAccumulator® VUL and TransAccumulator® VUL II are expressly noted in appropriate places in the body of the prospectus. (See, for example, the disclosure in the “PREMIUMS” section that provides that TLIC will not accept premium payments on or after the policy anniversary nearest the insured’s 111th birthday under TransAccumulator® VUL II and on or after the policy anniversary nearest the insured’s 100th birthday under TransAccumulator® VUL.)

Statement of Additional Information

9.	Please clarify how the sections of the statement of additional information (“SAI”) apply to both the TransAccumulator® VUL and the TransAccumulator® VUL II products.

Response: As noted above, new sales of TransAccumulator® VUL ceased on January 1, 2009, and a 2001 CSO Table-compliant version of the Contract, referred to as TransAccumulator® VUL II, was introduced. Like Appendix D to the prospectus, Appendix A to the SAI (filed with the Amendment) highlighted the differences between TransAccumulator® VUL and TransAccumulator® VUL II. To clarify that the sections of the SAI apply to both versions of the Contract, TLIC has added an explanation of the two versions of the Contract to the SAI. To clarify how the sections of the SAI apply to both versions of the Contract, TLIC has integrated the information in Appendix A into the main body of the SAI (and Appendix A has been eliminated). (See, for example, the descriptions of the Extended No-Lapse Guarantee Rider and the Extra Surrender Penalty Free Withdrawal Endorsement that are only available under TransAccumulator® VUL on in the “OPTIONAL BENEFITS—RIDERS & ENDORSEMENTS” section.)

10.	Please note that both the prospectus and SAI should reflect material contract features, including material state variations.

Ellen Sazzman, Esq.

April 29, 2009

Response: Disclosure in the “POLICY” section of the prospectus expressly provides that the “prospectus describes the material rights and obligations of a Policy owner, and the maximum fees and charges for all policy features and benefits are set forth in the fee table of the prospectus.” In addition, state variations are noted in the prospectus and SAI disclosure. (See, for example, the description of the “‘Free-Look’ Period” on page 63 of the prospectus.)

Part C

11.	Please note that generally copies of executed agreements, and not “forms of” agreements, should be filed as exhibits in Item 26. If “forms of” agreements are filed because copies of executed agreements are not available, then copies of the executed agreements should be filed in subsequent amendments.

Response: Apart from copies of the policy form and the application, for which Item 26 expressly calls for “forms of” documents to be filed, the Company will look to replace “forms of” agreements with executed agreements (as they become available) in subsequent filings.

12.	Please remember to file the financial statements and any exhibits noted to be filed by amendment in the 485(a) filing (i.e., the Amendment). Please provide the financial statements for TLIC and for the Separate Account, and the remainder of the required exhibits, in a subsequent post-effective amendment to the Separate Account’s registration statement, and provide “Tandy representations” by correspondence via EDGAR.

Response: The subsequent post-effective amendment will include the financial statements for TLIC and the Separate Account and the remainder of the required exhibits. TLIC will provide the “Tandy” representations requested by the SEC staff in a separate letter, filed as correspondence, with the subsequent post-effective amendment.

* * * * *

We believe that the proposed revisions to the Amendment respond to all SEC staff comments and that the subsequent post-effective amendment that will incorporate those revisions will be complete. If you have any questions regarding this letter or the enclosed marked version of the

Ellen Sazzman, Esq.

April 29, 2009

Amendment, please contact the undersigned at 202.383.0660 (mj.wilson-bilik@sutherland.com) or my colleague, Patrice M. Pitts at 202.383.0548 (patrice.pitts@sutherland.com). We greatly appreciate the SEC staff’s efforts in assisting TLIC with this filing.

Very truly yours,

/s/ Mary Jane Wilson-Bilik
Mary Jane Wilson-Bilik

Attachments

cc:	Arthur D. Woods, Esq.

Patrice M. Pitts, Esq.